LIGHT S.A. – EM RECUPERAÇÃO JUDICIAL

Avenida Marechal Floriano, 168, Centro

Rio de Janeiro, RJ 20080-002

Brazil

December 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Liz Packebusch

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Light S.A. – Em Recuperação Judicial

Light Serviços de Eletricidade S.A.

Light Energia S.A.
Application for Qualification of Indenture on Form T-3
File No. 022-29120

Dear Ms. Liz Packebusch:

We refer to the Application for Qualification of Indentures on Form T-3 with respect to the (i) 4.210% Notes due 2032 issued by Light Serviços de Eletricidade S.A., (ii) 2.260% Notes due 20237 issued by Light Serviços de Eletricidade S.A., (iii) 4.375% Notes due 2026 issued by Light Energia S.A., (iv) Units due 2027 issued by Light S.A. – em Recuperação Judicial and (v) Notes due 2039 issued by Light S.A. – em Recuperação Judicial, originally filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2024 (File No. 022-29120) (the “Form T-3”), of Light Serviços de Eletricidade S.A., Light Energia S.A. and Light S.A. (the “Applicants”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Applicants hereby respectfully request acceleration of the effective date of the above-referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. Eastern Time, on Thursday, December 19, 2024, or as soon as possible thereafter.

Please contact John Guzman of White & Case LLP, U.S. counsel to the Applicants, at +55 (11) 3147-5607, Av. Brig. Faria Lima, 2.277, 4th floor, São Paulo, SP 01452-000, Brazil, as soon as the Form T-3 has been declared effective, or if you have any other questions or comments regarding this matter.

[Remainder of Page Intentionally Blank]

Sincerely,

LIGHT S.A.

By:	/s/ Rodrigo Tostes Solon de Pontes
	Name:	Rodrigo Tostes Solon de Pontes
	Title:	Chief Financial Officer and Investor Relations Officer

light serviços de eletricidade S.A.

By:	/s/ Rodrigo Tostes Solon de Pontes
	Name:	Rodrigo Tostes Solon de Pontes
	Title:	Chief Investor Relations Officer

LIGHT ENERGIA S.A.

By:	/s/ Rodrigo Tostes Solon de Pontes
	Name:	Rodrigo Tostes Solon de Pontes
	Title:	Chief Investor Relations Officer

Signature Page to SEC Acceleration Request